DO., LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2016

DO., LLC
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

CONTENTS

Do, LLC

BALANCE SHEET

As of December 31, 2017

	TOTAL	
	AS OF DEC 31, 2017	AS OF DEC 31, 2016 (PY)
ASSETS		
Current Assets	**$15,775.93**	**$74,021.61**
Other Assets	**$12,890.06**	**$14,070.62**
TOTAL ASSETS	**$28,665.99**	**$88,092.23**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	**$74,168.44**	**$54,500.81**
Long-Term Liabilities		
Due to Member - Heather	44,188.53	44,188.53
Due to Member - John	41,949.15	41,949.15
Loan - Michigan Women's Fdation	5,995.43	10,865.84
Loan - Wefunder	56,491.96	55,775.00
Total Long-Term Liabilities	**$148,625.07**	**$152,778.52**
Total Liabilities	**$222,793.51**	**$207,279.33**
Equity	**$ -194,127.52**	**$ -119,187.10**
TOTAL LIABILITIES AND EQUITY	**$28,665.99**	**$88,092.23**

Do, LLC

PROFIT AND LOSS

January - December 2017

	TOTAL	
	JAN - DEC 2017	JAN - DEC 2016 (PY)
Income	$24,506.18	$25,443.31
Cost of Goods Sold	$29,426.59	$15,852.58
GROSS PROFIT	$ -4,920.41	$9,590.73
Expenses		
Advertising and Promotion	5,988.73	1,423.12
Bank, Finance & Credit Card	1,107.16	433.30
General & Administrative Expenses	7,404.97	5,117.48
IT - Firm Hardware & Software	1,208.75	754.45
Professional Fees	34,445.53	19,633.67
Research and Development	333.48	
Shipping, Freight, Mgmt & Delivery	4,914.61	3,984.88
Travel Expense	277.74	834.97
Website	1,902.62	1,597.46
Total Expenses	$57,583.59	$33,779.33
NET OPERATING INCOME	$ -62,504.00	$ -24,188.60
Other Income	$18.51	$0.00
Other Expenses	$12,454.93	$8,185.90
NET OTHER INCOME	$ -12,436.42	$ -8,185.90
NET INCOME	$ -74,940.42	$ -32,374.50

Do, LLC

Statements of changes in members' equity

Years Ended December 31, 2017 and 2016

	2017	2016
Beginning Members Equity	$ (119,187)	$ (86,813)
Net Income	$ (74,940)	$ (32,375)
Distributions	$ -	$ -
Ending Members Equity	$ (194,128)	$ (119,187)

Do, LLC

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-32,374.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	**17,416.59**
Net cash provided by operating activities	**$ -14,957.91**
INVESTING ACTIVITIES	**$1,180.60**
FINANCING ACTIVITIES	**$58,344.01**
NET CASH INCREASE FOR PERIOD	**$44,566.70**
Cash at beginning of period	3,007.97
CASH AT END OF PERIOD	**$47,574.67**

Do, LLC

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-74,940.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	**32,488.71**
Net cash provided by operating activities	**$ -42,451.71**
INVESTING ACTIVITIES	**$1,180.56**
FINANCING ACTIVITIES	**$ -4,153.45**
NET CASH INCREASE FOR PERIOD	**$ -45,424.60**
Cash at beginning of period	47,574.67
CASH AT END OF PERIOD	**$2,150.07**

1.   **Summary of significant accounting policies:**

Nature of operations:
> Do., LLC, a Minnesota limited liability company ("Company") designs and sells Bogobrush brand eco-friendly toothbrushes and accessories. The Company sells its products through bogobrush.com and through brick and mortar and other online retail. Bogobrush is made in the USA, and operates with a buy one + give business model.

Use of estimates:
> Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Accounts receivable and allowance for doubtful accounts:
> The company had accounts receivable of $1,635 as of December 31, 2017 and $1,215 as of December 31, 2016.

> Allowance for doubtful accounts, when applicable, is based upon management's best estimate and the Company's past collection experience.

Inventories:
> The Company's inventories are finished goods which are valued at the lower of cost (first-in, first-out) or market.

> Inventory in 2017 was $11,990.86. Inventory in 2016 was $25,231.94.

Property and equipment:
> Property and equipment is stated at the lower of depreciated cost or net realizable value. Depreciation and amortization is being provided on the straight-line method over the estimated useful life of the respective asset. There were no significant fixed assets for 2017 and 2016.

> Repairs and maintenance are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in income.

> Depreciation expense was $0 and $0 for the years ended December 31, 2017 and 2016, respectively.

Patents and Trademarks:
> The Company has trademarks, patents and pending patents for the design and use of proprietary products. Costs incurred to obtain the patents are amortized over each respective patent life using the straight-line method. At December 31, 2017 and 2016 capitalized costs

were $17,709.82 and $17,709.82 respectively. Accumulated amortization was $4,819.76 and $3,639.20 as of December 31, 2017 and 2016, respectively. Related amortization expense was $1,180.60 and $1,180.60 for the years ended December 31, 2017 and 2016, respectively.

Income taxes:
   The Company has elected to be taxed as a partnership. The accompanying financial statements do not include a provision for federal income taxes since the members are responsible to include their share of Company taxable income in their respective income tax returns and pay the related taxes. Tax years subject to examination include 2017, 2016 and 2015.

   Management has evaluated its tax positions and has concluded that they do not have any uncertain tax positions and associated unrecognized benefits that would require either recording or disclosure in the financial statements based on the criteria set forth in Accounting Standards Codification (ASC) section 740.

Advertising costs:
   Advertising costs are charged to operations when the advertising first takes place. Advertising expense was $5,988.73 and $1,423.12 for the years ended December 31, 2017 and 2016, respectively.

Shipping and handling:
   Shipping and handling costs are recorded as a component of cost of goods sold.

2.   **Line of credit:**

The Company has a $50,150 revolving line of credit with a bank. The line of credit bears interest at 6.250% and matures March 17th, 2019. The line of credit is secured by all business property and assets of the Company and is guaranteed by the owners and a related party. The line of credit is subject to certain restrictive loan covenants. The balance outstanding on the line of credit was $41,381.81 and $41,131.52 as of December 31, 2017 and 2016, respectively.

3.   **Long-term debt:**

Long-term debt consists of the following as of December 31:

Note payable, Foundation in monthly installments of $621.74, including interest at 8%. The note is secured by two members of the Company. The note matures October 1, 2018.

SAFE Agreements (Wefunder) treated as Long Term Convertible Debt were $56,491.96 and $55,775.00 on December 31, 2017 and 2016, respectively. No interest was paid or accrued on this convertible debt.

8.   **Related party transactions:**

The Company received advances from two members. The balances are $86,137.68 and $86,137.68 at December 31, 2017 and 2016 respectively. The amount is due on demand, if money available in Company per the Member Control Agreement, and no interest has been paid or accrued.

8.5   Other items:

The Company has an agreement with C2Renew, Inc. ("C2Renew") for the legal rights to the injection molding tool for Bogobrush handle and Bogobrush stand. The tool was acquired by C2Renew through a ND grant, and it currently sits as an asset on C2Renews book. Once the tool depreciates entirely, the Company and c2renew will transfer ownership at a future agreed upon price. Until then, the Company retains rights over the tool to use in its discretion without limitation.

9.   Subsequent events:

US Design patent was denied for being "too obvious," so the US design patent value is $0; still hold design patents of value in Canada. In 2018, the company let the EU design patent on the old product line lapse but will apply for new EU design patents in 2018 for the new products once the new product line design is completed.

An agreement for $250,000 investment with an option for additional $50,000 investment in exchange for 80,442 Class A Shares (if all $300,000 invested) was signed with Ventura Investments, LLC on March 7th, 2018. The first capital call from Ventura Investments, LLC of $100,000 was received by the company in Q1, 2018. Additionally, $40,000 worth of convertible note investments (8% interest) from other investors was secured in Q1 & Q2 of 2018. These convertible note investments have not yet been call as of April 24th, 2018 and are not accruing or paying interest.

Please see the next page with the updated cap table.

DO., LLC CAP TABLE
Member Authorized January 2018

	Class A - voting + financial			Class B - only financial			Profits Only - non-voting			TOTAL	
	Current	TO ADD	%	Current	TO ADD	%	Current	TO ADD	%	Units	%
Heather McDougall	185,356	**100,000**	**43.5%**	0		0.0%	0		0.0%	**285,356**	**35.34%**
John McDougall	185,356	**100,000**	**43.5%**	0		0.0%	0		0.0%	**285,356**	**35.34%**
Michelle Krahe	750		**0.1%**	13,422		11.2%	0		0.0%	**14,172**	**1.75%**
David Haukaas	400		**0.1%**	18,790		15.7%	0	7,500	23.3%	**26,690**	**3.30%**
Macey Morrison	0		**0.0%**	20,153		16.9%	0		0.0%	**20,153**	**2.50%**
Greg Tehven	0		**0.0%**	500		0.4%	0		0.0%	**500**	**0.06%**
Jake Joraanstad	0		**0.0%**	250		0.2%	0		0.0%	**250**	**0.03%**
Jill Grunewald	1,000		**0.2%**	0		0.0%	0		0.0%	**1,000**	**0.12%**
Karen Olson	750		**0.1%**	0		0.0%	0		0.0%	**750**	**0.09%**
Mia Taney	750		**0.1%**	100		0.1%	0		0.0%	**850**	**0.11%**
Tim Foss	750		**0.1%**	0		0.0%	0		0.0%	**750**	**0.09%**
Shannon Berns	400		**0.1%**	2,373		2.0%	0		0.0%	**2,773**	**0.34%**
Ventura Investments, LLC	0	**80,442**	**12.3%**	0		0.0%	0		0.0%	**80,442**	**9.96%**
Hannah Kang	0		**0.0%**	0		0.0%	0	15,000	46.7%	**15,000**	**1.86%**
Veronica Becchetti	0		**0.0%**	0		0.0%	0	9,653	30.0%	**9,653**	**1.20%**
Wefunders	0		**0.0%**	0	**15,417**	12.9%	0		0.0%	**15,417**	**1.91%**
Vevey Capital	0		**0.0%**	0	40,383	33.8%	0		0.0%	**40,383**	**5.00%**
Convertible Note Holders	0	0	**0.0%**	0	8,076	6.8%	0		0.0%	**8,076**	**1.00%**